SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

AmTrust Financial Services, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

032359309
(CUSIP Number)

Barry D. Zyskind AmTrust Financial Services, Inc. 59 Maiden Lane, 6th Floor New York, NY 10038 (212) 220-7120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 032359309

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)

Barry D. Zyskind
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States of America
	7	Sole Voting Power

		6,022,000
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,022,000
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,022,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 10.0%
14	Type of Reporting Person

IN

CUSIP No. 032359309

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)

Michael Karfunkel
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States of America
	7	Sole Voting Power

		9,033,000
Number of	8	Shared Voting Power
Shares
Beneficially		10,285,714
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		9,033,000
	10	Shared Dispositive Power

		10,285,714
11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,318,714
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 32.2%
14	Type of Reporting Person

IN

CUSIP No. 032359309

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)

George Karfunkel
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States of America
	7	Sole Voting Power

		9,033,000
Number of	8	Shared Voting Power
Shares
Beneficially		10,285,714
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		9,033,000
	10	Shared Dispositive Power

		10,285,714
11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,318,714
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 32.2%
14	Type of Reporting Person

IN

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”), relating to shares of common stock, par value $0.01 (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of a group consisting of the following natural persons: Barry D. Zyskind, Michael Karfunkel and George Karfunkel (collectively, the “Group”). The address of the principal executive office of the Issuer is 59 Maiden Lane, 6th Floor, New York, New York 10038.

Item 2.	Identity and Background

(a)    This Schedule 13D is filed by Barry D. Zyskind, Michael Karfunkel and George Karfunkel.

(b)    The business address of Barry D. Zyskind, Michael Karfunkel and George Karfunkel is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 6th Floor, New York, New York 10038.

(c)    The principal occupation of: (1) Barry D. Zyskind is President, Chief Executive Officer and a Director of the Issuer; (2) Michael Karfunkel is Chairman of the Board of the Issuer; and (3) George Karfunkel is a Director of the Issuer.

(d)    None of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each member of the Group is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used to make the purchases are solely those of each member of the Group. The source of these funds was the private funds of each member of the Group. No borrowed funds were used to purchase any of the securities described herein.

Item 4.	Purpose of Transaction

The purpose of this filing is to report the formation of a group of stockholders in order to: (i) enable the Issuer to qualify for the controlled company exception rules promulgated under applicable rules of the Securities and Exchange Commission (the “SEC”) and Nasdaq; and (ii) control the election of board members of the Issuer. Each member of the Group reserves the right to acquire, or dispose of, additional securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)    As of the date hereof, the Group beneficially owns 34,373,714 shares of Common Stock, which represents 57.3% of the Issuer's outstanding shares of Common Stock, including the following amounts for each member of the Group: (i) Barry D. Zyskind beneficially owns 6,022,000 shares of Common Stock, which represents 10.0% of the Issuer's outstanding shares of Common Stock; (ii) Michael Karfunkel beneficially owns 19,318,714* shares of Common Stock, which represents 32.2% of the Issuer's outstanding shares of Common Stock; and (iii) George Karfunkel beneficially owns 19,318,714* shares of Common Stock, which represents 32.2% of the Issuer's outstanding shares of Common Stock. Each percentage of beneficial ownership was calculated by dividing (i) the number of shares of Common Stock beneficially owned as of the date hereof, by (ii) 59,959,000 shares of Common Stock outstanding as of November 8, 2007 based upon the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2007.

*
Michael Karfunkel and George Karfunkel each own 50.0% of Gulf USA Corporation, which owns 100% of New Gulf Holdings, Inc. (“NGH”). NGH owns 10,285,714 shares of Common Stock. Michael Karfunkel and George Karfunkel share voting and investment power with respect to the shares owned by NGH.

The Hod Foundation, a charitable foundation controlled by Michael Karfunkel, owns 669,643 shares of common stock. Michael Karfunkel does not have a beneficial interest in the shares owned by Hod Foundation and, therefore, Michael Karfunkel disclaims beneficial ownership of these shares of common stock.

The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 401,786 shares of common stock. George Karfunkel does not have a beneficial interest in the shares owned by Chesed Foundation of America and, therefore, George Karfunkel disclaims beneficial ownership of these shares of common stock.

(b)    Each member of the Group has the power to vote and dispose of the shares of Common Stock held by such member.

(c)    The transactions in the Issuer's securities by each member of the Group during the last sixty days are listed as Annex A attached hereto and made a part hereof.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated November 26, 2007 among Barry D. Zyskind, Michael Karfunkel and George Karfunkel.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of AmTrust Financial Services, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 26, 2007.

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel